EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-00000) of our reports (a) dated November 23, 2005, with respect to the consolidated financial statements and schedule of Moog Inc., Moog Inc.’s management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Moog Inc., included in its Annual Report on Form 10-K for the year ended September 24, 2005 and (b) dated February 18, 2006, with respect to the financial statements and schedules of the Moog Inc. Savings and Stock Ownership Plan, included in the Plan’s Annual Report on Form 11-K for the year ended September 30, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Buffalo, New York

June 22, 2006